Wowjoint Holdings Limited to Host Third Quarter Earnings Conference Call
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Announces Management Changes

BEIJING, Nov. 4, 2010 /PRNewswire-Asia/ -- Wowjoint Holdings Limited ("Wowjoint," or the "Company") (Nasdaq: BWOW, BWOWU, BWOWW), a leading provider of customized heavy duty lifting and carrying machinery used in large scale infrastructure projects such as railway, highway and bridge construction, today announced that it will release its Third Quarter 2010 financial results on Monday, November 15, 2010 before market open and a conference call will be held to discuss the results. The Company also announced that a change in management has occurred.

The conference call will occur at 9:00 a.m. ET on Monday, November 15, 2010. Interested participants should call (877) 941-2069 when calling within the United States or (480) 629-9713 when calling internationally. The pass code is 4383248.

A playback will be available through November 22, 2010 at 11:59 p.m. ET. To listen to the replay, please call (877) 870-5176 within the United States or (858) 384-5517 internationally. The pass code for the replay is 4383248.

On November 3, 2010, Anthony Hung, Chief Financial Officer, resigned from Wowjoint for personal reasons. Mr. Hung will continue to work with the Company to assist in the completion various projects that he began as CFO, in addition to providing full support to transition a new CFO into the position.  The Company has begun a search for a new CFO.

Mr. Yabin Liu, Chief Executive Officer of Wowjoint, stated: "We truly enjoyed working with Tony and appreciated his expertise as we transitioned into a public company. His contributions to the company will continue to make a positive impact. Tony’s dedication to Wowjoint in providing continued support and transition training are extremely respected and we wish him the best in his future ventures.”

“I’m glad to have had the opportunity to work with Wowjoint and its management. It’s a great company that has a bright future ahead,” commented Anthony Hung, Chief Financial Officer. “I wish the company great success in its future and I look forward to helping Management make the transition to a new CFO.”

About Wowjoint Holdings Limited

Wowjoint is a leading provider of customized heavy duty lifting and carrying machinery used in such large scale infrastructure projects as railway, highway and bridge construction. Wowjoint's main product lines include launching gantries, tyre trolleys, special carriers and marine hoists. The Company's innovative design capabilities have resulted in patent grants and proprietary products. Wowjoint is well positioned to benefit directly from China's rapid infrastructure development by leveraging its extensive operational experience and long-term relationships with established blue chip customers. Information on Wowjoint's products and other relevant information are available on its website at http://www.wowjoint.com.

Forward-Looking Statements

This press release includes "forward-looking statements" within the meaning of the safe harbor provisions of the United States Private Securities Litigation Reform Act of 1995. Words such as "expect," "estimate," "project," "budget," "forecast," "anticipate," "intend," "plan," "may," "will," "could," "should," "believes," "predicts," "potential," "continue," and similar expressions are intended to identify such forward-looking statements. Forward-looking statements in this press release include matters that involve known and unknown risks, uncertainties and other factors that may cause actual results, levels of activity, performance or achievements to differ materially from results expressed or implied by this press release. Wowjoint undertakes no obligation and does not intend to update these forward-looking statements to reflect events or circumstances occurring after the date of this communication. You are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date of this communication. All forward-looking statements are qualified in their entirety by this cautionary statement. All subsequent written and oral forward-looking statements concerning Wowjoint or other matters and attributable to Wowjoint or any person acting on their behalf are expressly qualified in their entirety by the cautionary statements above. Wowjoint does not undertake any obligation to update any forward-looking statement, whether written or oral, relating to the matters discussed in this news release.

For additional information contact:

Wowjoint Holdings:
Anthony (Tony) Hung, Chief Financial Officer
Tel:  +86-10-8957-9330
Email:  tony@email.wowjoint.com
Website:  www.wowjoint.com

Aubrye Harris-Foote, Vice President Investor Relations
Tel:  +1-530-475-2793
Email:  aubrye@wowjoint.com

HC International, Inc.:
Scott Powell
Tel:  +1-917-721-9480
Email:  scott.powell@hcinternational.net
Website:  http://www.hcinternational.net